EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Company	State of Organization	Percentage of Equity Owned Directly or Indirectly

Nodak Insurance Company	North Dakota	100%

American West Insurance Company	North Dakota	100%

Tri-State Ltd.	South Dakota	100%

Primero Insurance Company	Nevada	100%

Nodak Agency, Inc.	North Dakota	100%